SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of 1 September, 2003

                               THE RANK GROUP PLC
                 (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit No.     Description
No. 1           Holding(s) in Company announcement released on 21 August 2003

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 219,588 shares HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 340,205 shares HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 2,900,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,655,123 shares HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 160,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 13,935,536 shares HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 78,077 shares HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 45,800 shares HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 810,024 shares HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 20,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,225,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 663,286 shares HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 54,862 shares HSBC Global Custody Nominee (UK) Ltd A/c 924434 - 22,113 shares

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed



8. Percentage of issued class



9. Class of security

Ordinary 10p Share

10. Date of transaction

19 August 2003

11. Date Company informed

21 August 2003

12. Total holding following this notification

23,160,614

13. Total percentage holding of issued class following this notification

3.89%

14. Any additional information



15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

21 August 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date: 1 September 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary